____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

	                U.S. SECURITIES AND EXCHANGE COMMISSION
	                         Washington, D.C. 20549

	                                 FORM 5
	              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding Company act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
   Baggett        W.         Mike
    (Last)      (First)   (Middle)

   10116 Estate Lane
       (Street)

   Dallas         TX      75238
    (City)     (State)    (Zip)

2. Issuer Name and Ticker or Trading Symbol "FFEX"
   Frozen Food Express Industries, Inc.

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all
applicable)
__X__Director						_____10 % Owner
   __Officer (give title below)			_____Other (specify below)



Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned
1. Title of Security (Instr.3)
   (1) Common Stock
2. Transaction Date (Month/Day/Year)
   (1)
2.a. Notification Date
(1)
3. Transaction Code (Instr.8)
   (1)
4. Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
   (1)
5. Amount of Securities Beneficially Owned at End of Year (Instr.3 and 4)
   (1) 150
6. Ownership Form: Direct (D) or Indirect (I)
   (1)	(D)
7. Nature of Indirect Beneficial Ownership (Instr.4)
  (1)

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   (Print or Type Responses)

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or
           Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)
   (1) Options (right to buy)
   (2) Options (right to buy)
   (3) Options (right to buy)
   (4) Options (right to buy)
2. Conversion or Exercise Price of Derivative Security
   (1)
   (2)
   (3)
   (4)
3. Transaction Date (Month/Day/Year)
   (1)
   (2)
   (3)
   (4)
4. Transaction Code (Instr.8)
   (1)
   (2)
   (3)
   (4)
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
   (1)
   (2)
   (3)
   (4)
6. Date Exercisable and Expiration Date (Month/Day/Year)
   (1) Exercisable 05/08/02 Expiration 05/08/12
   (2) Exercisable 05/08/03 Expiration 05/08/12
   (3) Exercisable 05/08/04 Expiration 05/08/12
   (4) Exercisable 05/08/05 Expiration 05/08/12
7. Title and Amount of Underlying Securities
   (1) Common Stock - Number of Shares 1,072
   (2) Common Stock - Number of Shares   268
   (3) Common Stock - Number of Shares   268
   (4) Common Stock - Number of Shares   267
8. Price of Derivative Security (Instr.5)
   (1) 1.50
   (2) 1.50
   (3) 1.50
   (4) 1.50
9. Number of Derivative Securities Beneficially Owned at End of Year
   (Instr.4)
   (1)
   (2)
   (3)
   (4) 18,750
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr.4)
   (1)
   (2)
   (3)
   (4)  (D)

11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:




/s/ W. Mike Baggett                        February 13, 2003
---------------------------			---------------
**Signature of Reporting Person		Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
SEC 2279 (7-96)